REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To The Board of Directors and Shareholders of
Mega Micro Technologies Group
Las Vegas, Nevada



     We have audited the accompanying consolidated balance sheet of Mega Micro Technologies Group and subsidiary (the Company) as of December 31, 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. We have also audited the balance sheet of Mega Micro Computers, the subsidiary of Mega Micro Technologies Group, as of December 31, 1998 and the related statements of operations, shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mega Micro Technologies Group and subsidiary at December 31, 1999, and of its subsidiary as of December 31, 1998 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company's success is substantially dependent upon generating positive operating earnings and cash flows and obtaining additional equity in the form of equity or debt. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are described in
Note 7. The financial statements do not include any adjustments that might result form the outcome of these uncertainties.


/s/ Braverman & Co

Braverman & Co.
Calabasas, California
April 27, 2000

             MEGA MICRO TECHNOLOGIES GROUP, INC. AND SUBSIDIARY
                         CONSOLIDATED BALANCE SHEETS
                         DECEMBER 31, 1999 AND 1998

ASSETS
                                                         DECEMBER 31,
                                                       1999         1998
                                                    ----------    ---------
Current assets
  Cash and cash equivalents                          $    83,888   $       -
  Accounts receivable, net of allowance for
   doubtful accounts of $47,000 and $89,000
   in 1999 and 1998, respectively                        479,010     514,311
  Inventories, net of valuation allowance of
   $28,000 and $31,000 in 1999 and 1998                  434,288     491,245
   respectfully
  Prepaid expenses and other current assets               54,934      53,200
                                                    ------------   ---------
     Total current assets                              1,052,120   1,058,756
                                                    ------------   ---------
  Property and equipment, net (Note 2)                 1,232,691     347,703
  Deposits                                                16,685      21,864
                                                    ------------   ---------
     Total non-current assets                          1,249,376     369,567
                                                    ------------   ---------
     Total assets                                     $2,301,496  $1,428,323
                                                    ============   =========

                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Excess of outstanding checks over bank balance     $         - $    16,841
  Accounts payable and accrued expenses                1,099,530     968,343
  Related party notes payable                             64,431      15,866
  Notes payable                                          355,760      53,400
  Capital lease obligations                               16,875      15,124
  Deferred revenue                                        69,883      29,969
                                                     -----------  ----------
     Total current liabilities                         1,606,479   1,099,543
                                                     -----------  ----------
Non-current liabilities
  Related notes payable, less current portion
   Note 4)                                               126,487     150,193
  Notes payable, less current portion (Note 4 )          743,434           -
  Capital lease obligation, less current portion
   (Note 3)                                               59,004      76,330
  Deferred rent                                           28,636      18,245
                                                     -----------  ----------
     Total non-current liabilities                       957,561     244,768
                                                     -----------  ----------
Commitments and contingencies (Note 6 and 7)

Shareholders' equity
  Common stock, $.001 par value. Authorized
   50,000,000; issued and outstanding 9,030,267
   and 8,626,492 at December 31, 1999 and 1998,            9,031       8,627
   Respectively
  Additional paid in capital                           1,568,745     456,344
  Accumulated (deficit)                              (1,840,320)   (380,959)
                                                    ------------  ----------
   Total shareholders' equity (deficit)                (262,544)      84,012
                                                    ------------  ----------
    Total liabilities and shareholders' equity        $2,301,496  $1,428,323
                                                    ============  ==========

See accompanying Notes to Consolidated Financial Statements

             MEGA MICRO TECHNOLOGIES GROUP, INC. AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                         DECEMBER 31, 1999 AND 1998

                                                        DECEMBER 31,
                                                     1999          1998
Sales                                             $20,318,335   $23,832,019

Cost of sales                                      17,761,399    21,712,363
                                                  -----------   -----------
     Gross Profit                                   2,556,936     2,119,656

Selling general and administrative
  Expenses                                          3,777,950     2,590,099
                                                  -----------    ----------
     Operating loss                               (1,221,014)     (470,443)
                                                  -----------    ----------
Other income (expense)
  Interest income (expense), net                     (69,649)         (518)
  (Loss) on disposal of assets, net                   (8,760)       (5,456)
  Expenses in connection with private placement     (159,938)
                                                 ------------    ----------
                                                    (238,347)       (5,974)
                                                 ------------    ----------
     Net loss                                    $(1,459,361)    $(464,469)
                                                 ============    ==========
Basic and diluted (loss) per common share             $(0.17)       $(0.05)
                                                 ============    ==========
Weighted   average  number  of   common   shares
outstanding                                         8,716 215     8,626,492
                                                 ============    ==========

See accompanying Notes to Consolidated Financial Statements

             MEGA MICRO TECHNOLOGIES GROUP, INC. AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
                         DECEMBER 31, 1999 AND 1998

                                                                  RETAINED
                                                     ADDITIONAL  EARNINGS/
                                   COMMON STOCK        PAID IN  (ACCUMULATED
                                 SHARES    AMOUNT      CAPITAL    DEFICIT)
                               ---------   --------   --------  -----------
Balances at December 31, 1997   8,626,492    $ 8,627   $456,344     $ 73,108
Net loss                                -          -          -    (454,067)
                                --------- ---------- ----------  -----------
Balances at December 31, 1998   8,626,492      8,627    456,344    (380,959)

Issuance of Common Stock
   Warrants                             -          -     35,000            -

Issuance of Common Stock in
   exchange for legal services     21,775         22     54,416            -

Issuance of Common Stock
   in private placement           422,000        422  1,054,578            -

Cancellation of Common Stock
   in exchange for assets        (40,000)       (40)   (31,593)            -

Net Loss                                -          -          -  (1,459,361)
                                --------- ----------  --------- ------------
Balances at December 31, 1999   9,030,267    $ 9,031 $1,568,745 $(1,840,320)
                                ========= ========== ========== ============

See accompanying Notes to Consolidated Financial Statements

             MEGA MICRO TECHNOLOGIES GROUP, INC. AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                         DECEMBER 31, 1999 AND 1998

                                                   YEAR ENDED DECEMBER 31,
                                                      1999         1998
Cash flows from operating activities:
  Net income (loss)                               $(1,459,361)   $ (464,469)
  Adjustments to reconcile net income to net
   cash provided by operating activities
   Depreciation and amortization                       130,548        92,273
   Increase (decrease) in provision for
     accounts receivable                              (42,000)        89,000
   Increase (decrease) in provision for
    inventory obsolescence                             (3,000)        28,000
  Changes in assets and liabilities:
   Decrease in accounts receivable                      77,301      (73,165)
   Decrease (increase) in inventories                   59,957      (93,936)
   Decrease (increase) in prepaids and other
    current assets                                     (1,734)         1,600
   Increase in accounts payable and accrued
    expenses                                           131,187       345,365
   Increase in deferred revenue                         39,914        29,969
   Increase in deferred rent                            10,391        18,245
                                                   -----------   -----------
     Net cash (used) by operating activities       (1,056,797)      (27,118)
                                                   -----------   -----------
Cash flows from investing activities:
   Expenditures for property and equipment         (1,018,985)      (45,206)
   Proceeds from sale of equipment                       3,449
                                                   -----------   -----------
     Net cash (used in) investing activities       (1,015,536)      (45,206)
                                                  ------------    ----------
Cash flows from financing activities:
  Decrease (increase) in deposits                        5,179      (16,327)
  Borrowings from related party notes payable          101,499        14,808
  Repayment of related party notes payable            (76,640)             -
  Borrowings from notes payable                        690,198        50,000
  Repayment of notes payable
   Borrowings from mortgages                           755,389
   Repayment of capital leases obligations             (15,575)        (3,136)
   Proceeds from issuance of common stock            1,144,438
  Expenditures for the retirement of common stock      (31,633)             -
                                                    ----------   -------------
 Net cash provided by financing activities           2,173,062          31,545
                                                    ----------   -------------
   Net increase (decrease) in cash and cash
    equivalents                                        100,729        (40,779)
   Cash and cash equivalents at beginning of year      (16,841)        23,938
                                                    ----------    -----------
 Cash and cash equivalents at end of year              $83,888       $(16,841)
                                                   ============    ==========

         See accompanying Notes to Consolidated Financial Statements

            MEGA MICRO TECHNOLOGIES GROUP, INC. AND SUBSIDIARY

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 Note 1 -   DESCRIPTION  OF BUSINESS AND SUMMARY OF SIGNIFICANT
            ACCOUNTING POLICIES

      (a) DESCRIPTION OF BUSINESS

      Mega Micro Technologies Group, Inc. (formerly Mirage Computers) and its wholly owned subsidiary, Mega Micro Computers (formerly Mega Micro, Inc.), markets computers, computer components, software, and custom built systems to corporate customers and to businesses serving business. Mega Micro Technologies Group, Inc. and its subsidiary (collectively the "Company") provide a suite of products and related services to assist small and medium sized companies in their document management needs.

      On July 20, 1999 the Company merged with Torrey Pines Productions, Inc. ("Torrey"). Torrey had 3,001,492 shares of common stock outstanding at the time of the merger and issued 5,000,000 shares to the Company's shareholders in exchange for 11,200 shares of the Company's. Torrey had never commenced any significant operations and was considered a public "shell". On August 9, 1999, the Company was dissolved, with Torrey being the surviving company. For financial and accounting reporting purposes, the acquisition was treated as a recapitalization the Company with the company as the acquirer (reverse acquisition).

      On December 31, 1999 the Company acquired 100% of the outstanding shares of Mega Micro, Inc ("MMI"), a privately held Corporation that assembles and markets computers and computer components to in the Southern California area. MMI had 5,000 shares of stock outstanding at the time of the merger. The Company issued 625,000 shares of common stock to MMI's shareholder in exchange for all of MMI's outstanding common stock. MMI became a wholly owned subsidiary of the Company. For financial and accounting reporting purposes this merger has been treated as a pooling of interests.

      On January 13, 2000, the Company purchased certain assets of Skylink Networks, Inc., a privately held Internet service provider (ISP). The Company created a new subsidiary, Mirage Internet Communications and used the assets to create its own ISP. (See Note 6)

      On April 10, 2000 the Company changed its name to Mega Micro Technologies Group and changed the names of its subsidiaries, Mega Micro, Inc. and Mirage Internet Communications to Mega Micro Computers and Type 2 Communications. (See Note 6)

      On May 3, 2000 the Company will merge with TourPro Golf, Inc., a company that has never commenced any significant operations and is considered a public "shell". The Company will obtain and cancel all of the shares of TourPro Golf, Inc.(See Note 6).


      (b) CONSOLIDATION POLICY AND BASIS OF PRESENTATION

      The   consolidated  financial  statements   include   the
 accounts  of Mega Micro Technologies Group and its subsidiary.
 All significant inter-company balances and transactions have been eliminated in consolidation.

      (c) CASH AND CASH EQUIVALENTS

      The Company considers all highly liquid money market funds and short-term securities with original maturities of less than 90 days to be cash equivalents. These investments are stated at cost, which approximates fair value.

      (d) INVENTORIES

      Inventories are recorded at the lower of cost or  market.
 Cost is determined principally on the first-in first-out method. Inventories consist of computer components and other hardware.

      (e) PROPERTY AND EQUIPMENT

      Property and equipment are stated at cost. Depreciation is recognized on the straight-line method over the following estimated useful lives if the assets. Depreciable lives of property and equipment are as follows:

 Machinery and Equipment                      3 to 5 years
 Furniture and fixtures                            7 years
 Vehicles                                          5 years
 Leasehold improvements                            5 years
 Building                                         40 years

      Leasehold improvements are amortized over the lesser of the lease term or the useful life of the assets.

      Normal repairs and maintenance are charged to expense when incurred. Betterments and expenditures, which materially extend the useful life of the asset are capitalized.

      (f) INCOME TAXES

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is normally recognized in income in the period that includes the enactment date.

      (g) REVENUE RECOGNITION

      The Company records revenue on product sales when shipped. Revenues on service contracts are deferred and recognized over the terms of the agreements, based on applicable hourly or periodic rates. Revenues in extended warranties are deferred and recognized ratably over the warranty period.

      (h) DEFERRED RENTS

      Rents associated with operating leases that contain escalation clauses have been recorded using a straight-line method over the term of the respective lease. Deferred rent represents the excess of the straight-line rent over current rental rates.

      (i) WARRANTY COSTS

      The Company warrants its products for a period ranging from three to six months from the date of delivery, provided the products are used under normal operating conditions. The Company accrues a reserve for product warranty at the time of sale.

      (j) NET LOSS PER SHARE

      In accordance with FASB No. 128 Earnings Per Share, the Company's net loss per share is based on the weighted average number of common shares outstanding. Common equivalent shares, consisting of the effect of stock options and warrants, are excluded from the per share calculations, as the effect of their inclusion would be antidilutive.

      (k) STOCK OPTION PLAN

      The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board Opinion No. 25 (APB 25), ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and related interpretations. As such, compensation expense would be recorded on the date granted only if the current market price of the underlying stock exceeded the exercise price. The Company has elected to continue to apply the provisions of APB 25 and provide the pro forma disclosure provisions of SFAS 123 (see Note 11).

      (l) USE OF ESTIMATES

      Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual amounts could differ from these estimates.

 NOTE 2 - PROPERTY AND EQUIPMENT

      Property and equipment consists of the following as of December 31, 1999 and 1998:

                                                1999                 1998
                                             ---------            ---------
 Machinery and equipment                      $ 232,018           $ 219,228
 Furniture and fixtures                         141,721             128,054
 Vehicles                                        86,837              90,286
 Leasehold improvements                         141,839             108,150
 Buildings                                      655,389                   -
 Land                                           300,000                   -
                                             ----------          ----------
 Less accumulated depreciation                (325,113)           (198,015)
                                            -----------          ----------
                                            $ 1,123,691           $ 347,703
                                            ===========          ==========

 Depreciation expense was $130,548 and $ 92,273 for the years ended December 31, 1999 and 1998 respectively.

 NOTE 3  - CAPITAL LEASE OBLIGATIONS

      The Company has capitalized leases for certain equipment and vehicles. The approximate future minimum lease payments required under noncancelable lease obligations for future years as of December 31, 1999 are as follows:

      2000                                       $   23,240
      2001                                           23,240
      2002                                           23,240
      2003                                           19,974
      2004                                            2,892
                                                  ---------
 Total minimum lease payments                        92,586
 Less amount representing interest                 ( 16,707)
                                                   ---------

 Present value of minimum lease payment              75,879

 Less current obligation under capital lease         16,875
                                                  ---------

 Obligations under capital leases,
 excluding current portion                          $59,004
                                                  =========

 Included in equipment and vehicles at December 31, 1999 and 1998 are the amounts totaling $79,010 and $94,590 with accumulated depreciation of $17,042 and $1,848, recorded pursuant to capital lease agreements. Depreciation of equipment under capital leases is included in depreciation expense in the accompanying financial statements.

 NOTE 4 - NOTES PAYABLE

      Notes Payable at December 31, 1999 and 1998, consisted of the following:

                                                          1999      1998
                                                        --------   --------
 Notes Payable to Related Party at 6.0% to 8.0%,
   unsecured, with final payments due between
   September 2000 and December 2001.                   $ 190,918   $ 141,071

 Mortgage Notes Payable at 8.5% to 10.0%, secured
   by land and building, principal and interest of
   $6,420 payable monthly, final payments due
   between May 2001 and December 2003.                   755,389           -

 Notes payable at 8.0% to 10.0%, unsecured, payable
   in monthly installments of $3,904, final payments
   due between January and December 2000.                343,805      53,400
                                                       ---------    --------
      Total                                           $1,290,112    $194,471
                                                      ==========    ========

      Scheduled  maturities  on  long  term  debt  at  December
 31,1999 is as follows:

         2000                                          $520,191
         2001                                           182,667
         2002                                           462,254
         2003                                           125,000
                                                      ---------
                                                      1,290,112
 Less current maturities on related party
 notes    payable                                       (64,431)

 Less current maturities on notes payable              (355,760)
                                                     ----------
                                                      $ 769,921
                                                      =========

 NOTE 5 - SHAREHOLDERS' EQUITY

      (a) STOCK OPTION AND COMPENSATION PLAN

      On  August  5, 1999, the Company adopted the  1999  Stock
 Option and Compensation Plan (the "Plan"), pursuant to which options and other awards to acquire an aggregate of 1,500,000 shares of Common Stock may be granted.





      The   following  table  provides  additional  information
 regarding stock options:

                                                                   WEIGHTED
                                                                   AVERAGE
                                                                   EXERCISE
                                                       OPTIONS      PRICE
                                                      ---------    -------
 Granted                                                410,000        3.14
 Exercised                                                    -           -
 Canceled                                             (  3,500)        2.75
                                                    -----------
 Outstanding at December 31, 1999                       406,500        3.16
                                                    ===========
 Exercisable at December 31, 1999                        13,438       $3.79
                                                    ===========

      The per share weighted average fair value of stock options granted during 1999 was $3.16, using the following weighted average assumptions: expected dividend yield of 0%; risk free interest rate of 5.25%; volatility of 50%, and expected lives varying from one month to three years. The following table summarizes information about stock options outstanding at December 31, 1999:

                              WEIGHTED
                              AVERAGE        WEIGHTED                WEIGHTED
 RANGE OF                    REMAINING       AVERAGE                 AVERAGE
 EXERCISE     NUMBER OUT-   CONTRACTUAL      EXERCISE    NUMBER      EXERCISE
 PRICE          STANDING        LIFE          PRICE   EXERCISABLE     PRICE
 ------------ -----------   -----------      -------- -----------    -------
$2.75 to 5.13  406,500      6.82 years       $ 3.16    13,438       $  3.79

      The Company applies APB Opinion No. 25 in accounting for its Plan and no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company's net (loss) would have been increased to the pro forma amounts indicated below for the year ended December 31, 1999:

                                     (LOSS) FROM OPERATIONS
                                 ------------------------------
Net income (loss):
       As reported....................................     $ (1,459,361)
       Pro    forma......................................  $ (1,657,716)
 Basic and diluted net (loss) per common share:
       As    reported....................................  $      (0.17)
       Pro    forma......................................  $      (0.19)






 NOTE 6 -  SUBSEQUENT EVENTS

      (a) Skylink Network Inc. Asset Purchase

      On January 13, 2000, the Company purchased certain assets of Skylink Networks, Inc., ("Skylink") a privately held Internet service provider (ISP), for a total purchase price of $450,000. The purchase price consisted 128,571 share of the Company's Rule 144 restricted common stock at $3.50, which equaled the market value of the Company's common stock on January 4, 2000, the date of the acquisition. The acquisition agreement provided as additional consideration a two-year employment agreement with Skylink's sole shareholder, which included $95,000 payable over a one-year period in four quarterly installments. The aggregate of purchase price over the net assets acquired of approximately $221,000 is being amortized over 10 years.

      The company placed the assets purchased from Skylink in a
 newly created subsidiary, Mirage Internet Communications, Inc.
 The   company  owns  80%  of  the  subsidiary  with  the  sole
 shareholder of Skylink as minority owner of 20%.

      (b) Repayment of debt with common stock

      On January 27, 2000, the Company issued 28,000 shares of common stock at $2.50 per share as payment in full of a $70,000 note payable by the Company to an individual.

      (c) Name Change

      On April 10, 2000 the Company changed its name from Mirage Computer's, Inc. to Mega Micro Technologies Group, Inc. and changed the names of its subsidiaries, Mega Micro, Inc. and Mirage Internet Communications to Mega Micro Computers and Type 2 Communications respectively.

      (d) Cancellation of shares

      On February 2, 2000 reduced its outstanding common stock by 3,000,000 shares. The share reduction was accomplished through a tri-party agreement between the Company, Capital Growth LLC. and two of the Company's former officers. In a private transaction, Capital Growth LLC. Purchased form the former officers 3,500,000 shares of restricted common stock bound by an 18-month lock up agreement. The Company negotiated and authorized the cancellation of the 3,500,000 shares of common stock un the lock up agreement, in consideration for 500,000 shares of restricted common stock. As a result of the transaction, the number of the Company's outstanding shares was reduced from 9,236,288 shares to 6,236,288, of which 3,234,796 are restricted.

      (e) Merger with Tourpro Golf, Inc.

      On April 27, 2000 the Company will merge with TourPro Golf, Inc. ("TourPro"). The company will issue 300,000 shares to Tourpro shareholders' in exchange for all of 9,800,000 outstanding shares of Tourpro's common stock. The Company will then cancel all Tourpro shares. Tourpro has never commenced any significant operations and is considered a public "shell". Upon completion of merger, the Company will be dissolved, with Tourpro being the surviving company. For accounting and reporting purposes, the acquisition will be treated as a reverse merger with the Company as the acquirer and surviving entity.

      Had the acquisition occurred on January 1, 1998, there would have been no material effect on the net sales, operating loss, net loss years, or basic and diluted earnings per share for the years ended December 31, 1999 and 1998.

      (f) Stock Dividend

      The Company plans to issue a 100% stock dividend upon completion of the merger with "TourPro". This plan has been approved by the board of directors and by a majority vote of the shareholders. There is no set date for the dividend to take place, however management anticipates that it will occur in May 2000.

 NOTE 7 - LIQUIDITY AND CAPITAL RESOURCES

      The Company's success is substantially dependent upon raising additional capital through private placement and/or obtaining additional financing and generating positive operating earnings and cash flows. While there can be no assurances, management anticipates that the funds raised through the private placement as well as funds generated from operations will be sufficient to allow it to continue operations. However, if the Company is not able to raise a sufficient amount of financing through private placement or form other sources and it is unable to improve its profitability and cash flows, it may be unable to continue operations. If is ceased operations, assets would likely be liquidated at amounts less than their carrying value.